UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  November 28, 2007                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

--------------------------------------------------------------------------------

NEWS RELEASE                                                   NOVEMBER 28, 2007

          ROCHESTER REPORTS HIGH GRADES ON DRIFT DEVELOPMENT AT FLORIDA

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Dr. Alfredo Parra, President and CEO, is pleased to advise that 77 metres of drift development has been completed at the Florida triple vein system at the 1115 metre lower ramp level. As a follow-up to the April 25, 2007 news release regarding the upper ramp results at the 1115 metre level, we are also reporting significant anomalous results from the lower ramp at the 1115 metre level. Grades for both gold and silver are continuing to reflect our geologic model that grade remains strong at depth. The independent assays over 77 metres of drift development reflect an average vein width of 1.29 metres and average grades of 11.36 g/t gold and 120 g/t silver including 25 metres averaging 20.5 g/t gold and 107 g/t silver from Panel 3 (refer attached section below). Panel 3 includes significantly stronger results with multiple samples greater than 35 g/t gold including sample #12542 at 48.78 g/t, sample # 12581 at
43.6 g/t, and sample #12549 at 35.9 g/t (refer attached table below for all sample results).

--------------------------------------------------------------------------------
                                                     AVERAGE        AVERAGE
DRIFT LENGTH       PANEL #         WIDTH              GOLD           SILVER
  (metres)                        (metres)            (g/t)            (g/t)
--------------------------------------------------------------------------------

    7.5               1             1.25               3.7              51
--------------------------------------------------------------------------------
   10.5               2             1.84               5.5              62
--------------------------------------------------------------------------------
   25.0               3             1.18              20.5              107
--------------------------------------------------------------------------------
   34.0               4             1.18               8.2              163
--------------------------------------------------------------------------------

Dr. Parra states "Ramp development towards the basement level continues to progress successfully at our Florida Mine development reflecting some of our strongest grades to date. We continue to stockpile our high grade ore and intend to start processing this ore early in the New Year. With the strong spot price for gold and silver, and our sales program initiative to not hedge but sell at the spot price, we anticipate that this ore should add significantly to our monthly sales figures in the coming months."

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
   Omitted graphic is schematic drawing of various levels of the Flroida Mine
        Please view at Company's website: www.rochesterresourcesltd.com

All assays quoted were carried out by the Durango, Mexico, facility of SGS Laboratories, an ISO certified and independent laboratory. The exploration program is under the direction of Hector Chavez, a Mexican professional geologist who has extensive experience in Mexican epithermal deposits, and supervised by Dr. Alfredo Parra, who is a QP as defined in NI 43-101.

About Rochester Resources Ltd.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental range. This is the largest epithermal precious metal region in the world, hosting a majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution (http://www.rochesterresourcesltd.com/s/ShareStructure.asp).


We have  identified 36 vein  structures on our two Projects (Mina Real and Santa
Fe) and recently embarked on an aggressive follow-up exploration program including a 7000m drill program and a 2000m drift development program that will determine the next steps for mine development and production levels. Little follow-up work has been completed to date on the vein structures identified across both Projects.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team (http://www.rochesterresourcesltd.com/s/Management.asp) based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.



ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 1-866-841-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, THE COMPANY HAS NOT CONDUCTED AN INDEPENDENT FEASIBILITY STUDY ON THE MINA REAL PROJECT WHICH MAY INCREASE THE RISK THAT THE PLANNED OPERATIONS ARE NOT ECONOMICALLY VIABLE. SHOULD ANY ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..

--------------------------------------------------------------------------------
     LINE     SAMPLE       WIDTH           AU            AG        COMMENTS
                            (m)          (g/t)         (g/t)
--------------------------------------------------------------------------------
     L 85     12023        1.00           0.4            61        Waste
              12024        1.40           4.3            53        Vein
              12026        0.50           0.1           123        Waste
--------------------------------------------------------------------------------
      L86     12027        0.50           0.4            38        Waste
              12028        0.80           2.2            43        Vein
--------------------------------------------------------------------------------
     L 87     12029        0.45           3.0            58        Vein
              12030        0.80           5.4            52        Vein
--------------------------------------------------------------------------------
     L 88     12031        0.40           0.5            48        Waste
              12032        0.90           5.4            52        Vein
--------------------------------------------------------------------------------
     L 89     12033        0.60           0.1            50        Waste
              12034        0.90           4.6            36        Vein
--------------------------------------------------------------------------------
     L 90     12035        0.90           0.1            69        Waste
              12036        0.80           1.6            28        Vein
--------------------------------------------------------------------------------
     L 91     12037        0.90           0.1            51        Waste
              12038        0.90           0.1            37        Waste
--------------------------------------------------------------------------------
     L 92     12040        1.40           1.0            65        Waste
              12041        0.50           3.7            40        Vein
--------------------------------------------------------------------------------
     L 93     12042        0.40           0.2            70        Waste
              12043        0.30           0.6            52        Vein
              12044        0.30           0.3            22        Waste
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     LINE     SAMPLE       WIDTH           AU            AG        COMMENTS
                            (m)          (g/t)         (g/t)
--------------------------------------------------------------------------------

     L 94     12045        0.60           0.0            66        Waste
              12046        1.10           3.0            27        Vein
--------------------------------------------------------------------------------
     L 95     12501        0.25           2.2            19        Vein
              12502        0.75           0.2            17        Waste
--------------------------------------------------------------------------------
     L 96     12503        1.40           0.2            11        Vein
--------------------------------------------------------------------------------
     L 97     12504        0.25           8.0            76        Vein
              12505        1.40           0.6            23        Vein
--------------------------------------------------------------------------------
     L 98     12506        0.25          11.5            67        Vein
              12507        1.20           0.4            39        Vein
--------------------------------------------------------------------------------
     L 99     12508        0.60           1.2            50        Vein
              12509        0.25          10.9            60        Vein
              12510        1.00           0.2            42        Vein
--------------------------------------------------------------------------------
     L 100    12511        0.40           3.3            51        Vein
              12512        0.60          13.4            56        Vein
              12513        0.60           0.3            49        Vein
--------------------------------------------------------------------------------
     L 101    12514        0.60           0.3            43        Vein
              12515        1.10           7.3            86        Vein
--------------------------------------------------------------------------------
     L 102    12516        1.10           3.4            95        Vein
              12517        1.10          20.2            97        Vein
--------------------------------------------------------------------------------
     L 103    12534        1.25           6.3            78        Vein
              12535        1.20           8.4            72        Vein
--------------------------------------------------------------------------------
     L 104    12536        0.70           0.3           113        Waste
              12537        0.80           0.2           106        Waste
              12538        0.70           0.2           155        Waste
--------------------------------------------------------------------------------
     L 105    12539        0.90           0.1             3        Waste
              12540        0.95           0.2             7        Waste
              12541        0.55           0.8            61        Waste
--------------------------------------------------------------------------------
     L 106    12542        0.90          29.5           168        Vein
              12543        0.75          12.1           136        Vein
              12544        0.80           0.2            42        Waste
--------------------------------------------------------------------------------
     L 107    12545        0.40           0.2            52        Waste
              12546        0.90          33.7           123        Vein
              12547        0.80           1.1            52        Waste
--------------------------------------------------------------------------------
     L 108    12548        0.40           0.5            45        Waste
              12549        0.95          35.9           133        Vein
              12550        0.50           0.5            38        Waste
--------------------------------------------------------------------------------
     L 109    12551        0.40           0.6            47        Waste
              12552        0.90          30.9           335        Vein
              12553        1.00           0.4            47        Waste
--------------------------------------------------------------------------------
     L 110    12554        0.35           1.5            56        Waste
              12555        0.40          0.61            69        Vein
              12556        0.60          80.9           242        Vein
              12557        1.10          0.36            46        Waste
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     LINE     SAMPLE       WIDTH           AU            AG        COMMENTS
                            (m)          (g/t)         (g/t)
--------------------------------------------------------------------------------

     L 111    12558        0.20          1.41            37        Waste
              12559        0.50          0.22            60        Waste
              12560        0.70          4.47           100        Vein
              12561        1.00          0.25            46        Vein
--------------------------------------------------------------------------------
     L 112    12562        0.15          0.62            50        Waste
              12563        0.40          0.44            58        Waste
              12564        0.75         28              107        Vein
              12565        0.80          3               59        Vein
--------------------------------------------------------------------------------
     L 113    12570        0.35          0.63            40        Waste
              12571        1.30         16.2            115        Vein
              12572        0.55          0.2             61        Waste
--------------------------------------------------------------------------------
     L 114    12573        0.45          0.16            48        Vein
              12574        0.85         43.6             89        Vein
              12575        1.00          0.48            60        Waste
--------------------------------------------------------------------------------
     L 115    12576        0.65          0.32            49        Vein
              12577        0.80         13.6             71        Vein
              12578        1.20          0.16            39        Waste
--------------------------------------------------------------------------------
     L 116    12579        0.40          0.13            44        Waste
              12581        0.90         43.6             65        Vein
              12582        1.50          0.27            36        Waste
--------------------------------------------------------------------------------
     L 117    12583        0.40          0.44            31        Waste
              12584        0.80         14.4             79        Vein
              12586        0.90          0.23            37        Waste
              12587        0.90          0.12            36        Waste
--------------------------------------------------------------------------------
     L 118    12588        0.30          0.13            31        Waste
              12589        0.30          0.83            27        Vein
              12591        0.70          0.21            35        Vein
              12592        1.10          0.08            32        Waste
--------------------------------------------------------------------------------
     L 119    12593        0.40          0.44            39        Waste
              12594        0.30          3.45            39        Vein
              12596        0.50         12.8             36        Vein
              12597        1.20          0.11            24        Waste
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             NIVEL 1115 NORTE
--------------------------------------------------------------------------------
     LINE     SAMPLE       WIDTH           AU            AG        COMMENTS
                            (m)          (g/t)         (g/t)
--------------------------------------------------------------------------------
     L 01     12186        1.2
--------------------------------------------------------------------------------
     L 02     12112        1.1          13              383        Vein
--------------------------------------------------------------------------------
     L 03     12113        0.7           9.49           159        Vein
--------------------------------------------------------------------------------
     L 04     12114        0.75          0.51            57        Vein
              12115        0.65          5.04            46        Vein
--------------------------------------------------------------------------------
     L 05     12116        1.1           0.44            28        Vein
              12117        0.7          17.9             58        Vein
--------------------------------------------------------------------------------
     L 06     12119        0.5           0.38            36        Waste
              12120        0.8           7.36            42        Vein
              12121        0.7           6.76            50        Vein
--------------------------------------------------------------------------------
     L 07     12122        1             0.66            40        Waste
              12123        0.7           0.43            33        Waste
              12124        0.9          11.1            122        Vein
--------------------------------------------------------------------------------
     L 08     12126        0.55          0.49            69        Waste
              12127        0.9           0.51            58        Waste
              12128        1            42             1660        Vein
--------------------------------------------------------------------------------
     L 09     12129        0.55          0.35            46        Waste
              12130        0.3           0.32            35        Waste
              12131        0.6           0.13            16        Waste
              12132        0.95         13.1            628        Vein
--------------------------------------------------------------------------------
     L 10     12133        0.75          0.03            19        Waste
              12134        0.5           0.09            13        Waste
              12135        1.05          6.22            38        Vein
--------------------------------------------------------------------------------
     L 11     12136        0.8           0.03            39        Waste
              12137        0.4           0.27            39        Waste
              12138        1             8.75           169        Vein
--------------------------------------------------------------------------------
     L 12     12140        0.7           0.1             13        Waste
              12141        1             0.31            20        Waste
              12142        0.85         15.6            119        Vein
--------------------------------------------------------------------------------
     L 13     12143        0.8           0.39            46        Waste
              12144        0.75          4.75            53        Vein
              12145        0.3           0.68            38        Vein
--------------------------------------------------------------------------------
     L 14     12146        0.9          27.2             77        Vein
              12147        0.8           0.59            20        Waste
--------------------------------------------------------------------------------
     L 15     12148        0.8           3.64           183        Vein
              12149        0.9           0.38            32        Vein
--------------------------------------------------------------------------------
     L 16     12150        0.5           0.03            45        Waste
              12151        0.5          21              164        Vein
              12152        1             0.61            27        Vein
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     LINE     SAMPLE       WIDTH           AU            AG        COMMENTS
                            (m)          (g/t)         (g/t)
--------------------------------------------------------------------------------

     L 17     12153        0.8          17.1            108        Vein
              12154        0.8           0.23            20        Vein
--------------------------------------------------------------------------------
     L 18     12155        1.1           5.27           114        Vein
              12156        1             0.37            20        Waste
--------------------------------------------------------------------------------
     L 19     12157        0.65          4.55           105        Vein
              12158        1             0.03            17        Vein
--------------------------------------------------------------------------------
     L 20     12160        0.2           1.08            46        Vein
              12161        0.65          4.79            95        Vein
              12162        0.9           0.1             10        Waste
--------------------------------------------------------------------------------
     L 21     12163        0.5          13.9             62        Vein
              12164        1.1           0.25            18        Vein
--------------------------------------------------------------------------------
     L 22     12165        0.5           2.56            35        Vein
              12166        0.8           0.42            36        Vein
--------------------------------------------------------------------------------
     L 23     12167        0.4           2.28           135        Vein
              12169        0.8           0.64            35        Vein
              12170        0.35          3.44            31        Vein
              12171        0.8           0.44            31        Waste
--------------------------------------------------------------------------------